                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1


                           FRISCH'S RESTAURANTS, INC.
                           --------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    358748101
                                    ---------
                                 (CUSIP Number)

  JAMES R. CUMMINS, ESQ., BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 13, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 4 PAGES)

CUSIP NO. 358748101                SCHEDULE 13D                       PAGE 2 OF4
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Mrs. Blanche F. Maier     -     ###-##-####
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)  [ ]   (b)    [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                 PF, OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER               1,748,448(1)
NUMBER OF SHARES     -----------------------------------------------------------
BENEFICIALLY OWNED      8.   SHARED VOTING POWER                    -0-
BY EACH REPORTING    -----------------------------------------------------------
PERSON WITH             9.   SOLE DISPOSITIVE POWER            741,592
                     -----------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER            89,170(1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,748,448
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [X ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.46%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


(1) Includes 741,592 shares over which Mrs. Maier has sole voting and investment power and the following shares over which Mrs. Maier, as Voting Trustee, was given sole voting power pursuant to a Voting Trust Agreement dated June 26, 1997 (attached as an exhibit hereto): 764,197 shares owned by Jack C. Maier, Craig F. Maier and Karen F. Maier as Co-Trustees of the Trust established under the Will of David Frisch, deceased (the "David Frisch Trust"); 89,170 shares owned by Mrs. Maier and Jack C. Maier as Co-Trustees of the Trust established under the Will of Shirley F. Heinichen, deceased (Mrs. Maier shares dispositive power over these shares with Mr. Jack C. Maier); and 153,489 shares owned by Jack C. Maier as Trustee under the Annette Frisch Trust dated January 4, 1991 (the "Annette Frisch Trust"). Mrs. Maier has no dispositive power over the shares owned by the David Frisch Trust and the Annette Frisch Trust.

CUSIP NO. 358748101              SCHEDULE 13D                        PAGE 3 OF 4
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                             ADDITIONAL INFORMATION

         This filing contains information previously reported on Form 3's, Form 4's, Form 5's and Frisch's Restaurants, Inc.'s Schedule 14A's.

ITEM 1. SECURITY AND ISSUER:
        ---------------------
         No change.

ITEM 2. IDENTITY AND BACKGROUND:
        ------------------------

         No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
        --------------------------------------------------

         No change.

ITEM 4. PURPOSE OF TRANSACTION:
        -----------------------

         No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:
        -------------------------------------

         (a)      See page 2, nos. 11 and 13.

         (b) Mrs. Blanche F. Maier beneficially owns 1,750,712 shares pursuant to the Act and the regulations promulgated thereunder. This includes:

                  (i) 701,188 shares over which Mrs. Maier has sole voting and investment power, as General Partner of the JBM Limited Partnership;

                  (ii) 40,404 shares over which Mrs. Maier has sole voting and investment power;

                  (iii) 89,170 shares over which Mrs. Maier has sole voting but shares investment power with Mr. Jack C. Maier under the Trust established under the Will of Shirley
                           F. Heinichen;

                  (iv) 764,197 shares owned by Jack C. Maier, Craig F. Maier and Karen F. Maier as Co-Trustees of the David Frisch Trust over which Mrs. Maier has sole voting power but no dispositive power; and

                  (v) 153,489 shares owned by Jack C. Maier as Trustee under the Annette Frisch Trust dated January 4, 1991, over which Mrs. Maier has sole voting power but no dispositive power.

                  Not included in this amount are 45 shares owned by Jack C. Maier, Mrs. Maier's husband, as to which Mrs. Maier disclaims beneficial ownership.

CUSIP NO. 358748101                  SCHEDULE 13D                    PAGE 4 OF 4
--------------------------------------------------------------------------------

                  Mr. Jack C. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is a Director and Chairman of the Board of Frisch's and is a limited partner of JBM Limited Partnership. Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Maier is a United States citizen.

         (c) Mr. Jack Maier gifted to JBM Limited Partnership 94,131 shares on 11/13/98 and 1,000 shares on 11/18/98.

         (d) Jack C. Maier and Blanche F. Maier serve as Co-Trustees of the Trust established under the Will of Shirley Heinichen, deceased, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust.

         (e)      N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUE:
        ------------------------

         No change.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:
        ----------------------------------

         No change.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 22, 1999           /s/ Mrs. Blanche F. Maier
                                        -----------------------------
                                        MRS. BLANCHE F. MAIER